Schedule TO  Exhibit (a)(5)(ii)


                           VERTALING PERSBERICHT
           INVENSYS HONOURS ITS PUBLIC OFFER FOR ALL OUTSTANDING
                      BAAN COMPANY N.V. COMMON SHARES.
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HONOURING OF THE BID

In reference to the offer to purchase document (biedingsbericht) of 14 June 2000, Invensys plc announces that it will honour its bid for all common shares in the capital of Baan Company N.V. with a par value of NLG 0,06 for each share. The tendered common shares in Baan now amount to 126 million, together with the participation that Invensys plc already has in Baan Company N.V., this represents about 72% of the shares in issue in Baan Company N.V.

Holders of Baan Company N.V. Shares, who accepted the offer, will receive EUR 2,85 in cash for each offered Baan Company N.V. Share.

SUBSEQUENT OFFERING PERIOD (NA-AANMELDINGSTERMIJN)

Invensys plc will provide the holders of common shares Baan Company N.V. the opportunity to tender the shares which have not yet been offered until 29 August 2000, 6 p.m. Dutch time for the same price as mentioned above and in the same way as stated in the offer to purchase document. Payment will be made on the third business day after the subsequent offering period has lapsed. Holders of Shares Baan Company N.V. who have offered their shares during the subsequent offering period in pursuant to the Bid, are no longer authorised to withdraw their offer.

SUBSEQUENT OFFERING

Shareholders of Baan Company N.V. who hold their Shares via a bank or a broker must offer their shares not later than 29 August 2000 at 6 p.m. via their bank or broker to ABN AMRO (acting in this transaction solely as 'Exchange Agent' or 'Receiving Agent'), Herengracht 595, in Amsterdam.

ADMITTED INSTITUTIONS TO THE AEX

Admitted Institutions to the AEX-Stock Exchange ("ADMITTED INSTITUTIONS") can only offer Shares in writing. By offering shares the Admitted Institutions declare to hold the offered documents and to undertake the transfer of the tendered Shares. Invensys will compensate the Admitted Institutions a commission in accordance with Annex II of the Admitted Institutions to the AEX-Stock Exchange Rules (Reglement Toegelaten Instellingen AEX-Effectenbeurs), with a maximum of EUR 15.000 for each deposit (depot).

OFFER TO PURCHASE DOCUMENT

The English offer to purchase document, including the complete conditions of the Bid, the Dutch summary and a list with Questions and Answers, is freely obtainable at the ABN AMRO, Securities Department (Afdeling Effectenloket) AF 0554, Herengracht 595 in Amsterdam (telephone 020-628 33 20, fax 020-628 36 46).

RESTRICTIONS

The Bid and the distribution and the publications of the offer to purchase document can be subject to legal restrictions in some jurisdictions. Anyone who is in the possession of the offer to purchase document should inform himself of such restrictions and must comply with these restrictions. Invensys plc, Baan Company N.V. and ABN AMRO N.V. do not accept any liability for any violation of any restriction by anyone.

Amsterdam, 2 August 2000